                                    Filed by iVillage Inc.

                                    Pursuant to Rule 425 under the Securities
                                    Act of 1933 and deemed to be filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934.

                                    Subject: Promotions.com, Inc.
                                    Commission File No.: 000-27411

FOR IMMEDIATE RELEASE


      iVillage Increases Q4 Pro Forma EBITDA Profitability To $0.7 Million

                   - Represents Nearly 80% Sequential Growth -

 - Company Reports Fourth Quarter 2001 and Fiscal Year 2001 Financial Results -


NEW YORK - February 12, 2002 - iVillage Inc. (Nasdaq: IVIL), a leading women's media company and the number one source for women's information online, today announced financial results for the fourth quarter and the fiscal year ended December 31, 2001. The results reported in this press release and pro forma financial tables exclude one-time and restructuring charges, and certain non-cash expenses1.

For the fourth quarter 2001, iVillage reported Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) of $0.7 million (pro forma), excluding $2.0 million in restructuring charges and $1.7 million non-cash expenses. This is a nearly 80% increase from the third quarter EBITDA of $0.4 million (pro forma). In the fourth quarter of 2000, iVillage reported an EBITDA loss of $20.7 million (pro forma). Including restructuring charges and non-cash expenses, fourth quarter 2001 EBITDA loss was $3.0 million.

"In 2001, while we continued to operate against a challenging economic backdrop, we removed more than $100 million from our cost base, delivered two consecutive quarters of pro forma EBITDA profits and grew our user metrics," said Doug McCormick, iVillage Chairman and CEO. "By aggressively improving our cost structure and adopting an income based budgeting model, iVillage is in a strong position to continue to grow despite external conditions of the industry. Our achievements this quarter, and for all of 2001, speak volumes for the commitment of every iVillage employee. Going forward, we will build on our successes to date and leverage our operating model to continue diversifying our revenues and growing EBITDA profits."

Revenues for the fourth quarter 2001 were $18.0 million compared to revenues of $26.8 million from continuing operations (pro forma) for the fourth quarter of 2000. Net loss for the fourth quarter of 2001 was $9.8 million, or ($0.18) per share, compared to a net loss from continuing operations of $73.1 million (pro forma), or ($1.34) per share, for the same period a year ago.

iVillage reported revenues of $70.2 million (pro forma) for fiscal year 2001 compared to revenues from continuing operations of $120.0 million (pro forma) in fiscal year 2000. For 2001, iVillage reported an EBITDA loss of $31.9 million (pro forma) compared to an EBITDA loss of $83.2 million (pro forma) in 2000, a 62% improvement. Fiscal Year 2001 EBITDA loss was $44.0 million, including one-time and restructuring charges and non-cash expenses. Net loss for fiscal year 2001 was $73.3 million (pro forma), or ($1.35) per share, compared to net loss from continuing operations of $312.4 million (pro forma), or ($5.73) per share, in fiscal year 2000.

At the end of the fourth quarter 2001, iVillage had $38.3 million in cash, cash equivalents and restricted cash on its balance sheet compared to $43.7 million at the end of the third quarter 2001. The Company continues to carry no debt.

                               COMPANY HIGHLIGHTS

                                  Acquisitions
Women.com

In June 2001, iVillage acquired Women.com, creating the world's largest women's destination online. The combination of the two companies placed iVillage among the largest 25 digital media/Web properties worldwide. As part of the agreement, Hearst Communications, Inc., a unit of The Hearst Corporation, invested nearly $20 million in iVillage and committed to purchase production and advertising services in a range of approximately $15 - $21 million over a three-year period.

Business Women's Network

In July 2001, iVillage acquired control of Public Affairs Group, Inc., operator of Business Women's Network (BWN). BWN connects over 5,000 national and international women's businesses, professional organizations, and Web sites that represent approximately 39 million executive and entrepreneurial women across the United States and in many countries. The acquisition enhances the iVillage offering to professional women, adds a business-to-business component, expands sales opportunities and consolidates iVillage's position as the premier resource for companies marketing to women.

Promotions.com

iVillage announced today that it has agreed to acquire Promotions.com, Inc. (OTC: PRMO.OB) through an exchange offer and merger transaction. Under the terms of the agreement, Promotions.com shareholders will receive a combination of iVillage common shares and cash. iVillage expects this transaction to close during the first quarter of 2002. Promotions.com helps companies develop and implement integrated online and offline marketing strategies for acquiring and retaining customers. Promotions.com has implemented programs for companies including AOL Time Warner, Citibank, Kraft Foods, Inc., and NBC.

                           Diversified Revenue Streams

Subscription Services

During the year iVillage added several new sources of subscription revenue. These included customized astrology reports, a personalized daily horoscope business and a special I.Q. test. iVillage has seen great traction selling in aggregate more than 175,000 of these products and services in 2001.

In addition, iVillage recently launched its first subscription based online course. "Awaken Your Sexual Self: Six Weeks to Increase Your Sex Drive," is a first-of-its-kind subscription course and will be taught by Dr. Patti Britton, a well-known sex educator with a Ph.D. in human sexuality. The course, which costs $34.95 is being offered exclusively on iVillage in six sequential weekly lessons beginning February 22nd.

McCormick added, "There has been incredible traction in this pilot course with more than 1,600 sign-ups to date. We have built an asset in this program that we can continue to roll out in the future."

iVillage Parenting Network

The iVillage Parenting Network was formed this year as an umbrella organization for the parenting divisions of iVillage including: The Newborn Channel, Lamaze Publishing and the iVillage parenting sites (Lamaze.com, ParentsPlace.com, and ParentSoup.com). The iVillage Parenting Network is a leading source of information for parents and reaches more than 90% of all families with newborns.

During 2001, The Newborn Channel continued to expand its programming lineup by introducing a new show, "Begin With Love," which is produced by CIVITAS and hosted by Oprah Winfrey. The show aims to provide parents with information and advice on the first three months of their newborn's life. The Newborn Channel is a satellite television network in more than 1,100 hospitals nationwide.

iVillage Solutions

iVillage officially launched iVillage Solutions (www.ivillagesolutions.com), an important business unit devoted to providing a broad array of consulting services to sites on the Internet. iVillage Solutions partners with companies seeking to begin, improve or cost-justify their Web initiatives. The range of iVillage Solutions offerings and expertise include Web site design, development and hosting; Web site traffic reporting and analysis; content publishing; Web community building; project management and e-marketing initiatives. Current clients to whom iVillage Solutions services are provided include The Hearst Corporation, Tesco UK, and Unilever.

Hearst Web Sites

Building out the iVillage Solutions business, The Hearst Corporation has recently awarded to iVillage a multi-million dollar, multi-year contract for the production and certain hosting rights of two additional magazine sites, Harper's Bazaar and Esquire, in addition to The Hearst Corporation Corporate Web site.

McCormick stated, "We are extremely pleased to further our working relationship with Hearst and to have the opportunity to work on such creative titles. This, along with the iVillage `magazine rack' of 8 other Hearst titles, is a strong indication of The Hearst Corporation's satisfaction with the quality of work we produce."

                                     Metrics

iVillage's key metrics continued to improve in December 2001 as a result of increased traffic and overall growth:

o iVillage ranks 19th in reaching women 18+ out of all Web sites on the Internet.

o    #1 women's community site and the #5 community site overall on the Web.

o iVillage ranks 25th out of Jupiter Media Metrix's top 50 Web and Digital Media properties. With more than 11.5 million unique visitors, iVillage reaches 10.8% of the online population2.

o Traffic to iVillage grew to 343.4 million average monthly pageviews during the fourth quarter 2001, an increase of 60% when compared to 214.3 million average monthly pageviews for the same period in 2000.

o According to Jupiter Media Metrix, visitors spend an average of approximately 27.7 minutes on the site and returned an average of 2.3 times per month.

o Membership to iVillage grew to 9.8 million, an increase of nearly 69% over membership of 5.8 million for the same period a year ago.

o Substance.com, iVillage and Unilever's joint online beauty venture, continues to be #1 beauty content destination online.

                              Advertisers/Sponsors

New Sponsors

In a challenging year, major corporations continued to see the value of advertising with iVillage. During the fourth quarter, iVillage signed on more than 30 new advertisers and 15 new brands, including Cingular Wireless, HealthSouth, ING, New Line Cinemas and Pfizer.

New Advertising Tools

iVillage continues to offer sponsors new and innovative ways of partnering with iVillage. iVillage began running what it has coined NTVQ (Near Television Quality) ads across the network bringing streaming video commercials to iVillage visitors.

iVillage also launched its Interquizzal(TM) service offering, providing quiz sponsors with an additional way to extend their brand and reach their target audience. While results are being calculated for the online quizzes, a large pop-up window with a sponsor's message/advertisement is displayed on screen. The window closes automatically when the quiz results are finalized. The Interquizzal sponsorship system is now available to run on all iVillage quizzes and other interactive applications.

These new ad formats heighten the selling power of iVillage.

Research

Throughout the year, iVillage demonstrated to its partners the effectiveness of advertising on the iVillage Network. Working with Dynamic Logic, an independent research firm, iVillage was able to prove that advertising on iVillage works 5 times better than on the rest of the Internet. In cooperation with nearly 25 of its top advertisers, iVillage generated research that concluded that advertising on the iVillage Network, when iVillage assisted with creative, resulted in a 15% purchase intent, whereas the overall online average is 3% purchase intent.

                               Awards/Recognitions
Forbes Best of Web

iVillage received the Forbes Best of Web award in the Health/Coping with Trauma category. The award recognized iVillage's "Coping with Tragedy Center," which includes helpful articles, videos and online member chats on topics like post-traumatic stress disorder.

Yahoo! Internet Life

Yahoo! Internet Life, the nation's leading consumer lifestyle magazine covering the Internet, named iVillage The Best Women's community on the Web. This was the third year in a row that iVillage had received this honor from Yahoo! Internet Life.

Gracie Allen Award

For the second consecutive year, iVillage received the Gracie Allen Award in the New Media Web Site category for displaying "superior quality and stellar portrayal of the changing roles and concerns of women." The Gracie Allen Awards recognize exemplary programming created by women, for women, about women, as well as outstanding individual achievements in radio, television, cable, and new media.

The Computerworld Honors' Collection

iVillage was inducted into The Computerworld Honors' Collection acknowledging "those who use information technology to benefit society." iVillage received this distinction for iVillage's "The Women's Cancer Center" and community, which provide a convenient, free and accessible space online where breast cancer survivors share experiences, exchange information and offer support to other women.

NYC AWRT Golden Apple

The New York City Chapter of American Women in Radio & Television honored iVillage Chairman and CEO Doug McCormick with its prestigious Golden Apple Award. The award was given to Mr. McCormick for his support of women in television and new media.

Crain's New York Tech 100

iVillage Chairman and CEO Douglas McCormick was ranked one of the Crain's New York Business Tech 100. The highly regarded list compiles the 100 most important technology leaders in the New York area, from various areas of technology including biotechnology, education, finance, consulting, new media and other Internet-related businesses.

                   Management and Board Additions / Promotions

Vanessa Benfield joined iVillage as Senior Vice President, Sales, bringing with her over 12 years experience in the ad agency, cable, broadcast, online, music and entertainment areas. Ms. Benfield oversees the activities of the iVillage sales team as well as helps drive new partnerships and advertising revenue opportunities for iVillage

During the year, iVillage made several additions to strengthen its Board of Directors. These include James M. Asher, Cathleen P. Black, Edward T. Reilly and Al Sikes. Mr. Asher is currently Senior Vice President and Chief Legal and Development Officer of The Hearst Corporation. Ms. Black is President of Hearst Magazines and Senior Vice President of The Hearst Corporation. Mr. Reilly is the President and CEO of the American Management Association and Chairman of the Ad Council. Mr. Sikes is a former Chairman of the Federal Communications Commission
(FCC) and a consultant to The Hearst Corporation.

During the year iVillage promoted a number of key executives including Rich Caccappolo to Senior Vice President, iVillage Solutions; Kellie Gould to Senior Vice President, Programming; Gregg Zegras to Senior Vice President and General Manager, iVillage Parenting Network; and Matt Jaeger to Vice President and Chief Technology Officer.

                                Business Outlook

iVillage continues to focus on profitability targets with an expected EBITDA excluding non-cash charges for Fiscal Year 2002 in the $5 -10 million range. For the full year 2002, iVillage expects 10% growth in revenue as compared to fiscal year 2001 revenue.

During 2002, iVillage will look to continue to build out its subscription based revenue sources. These include online courses, astrological charts and pay-per-use tools (such as the IQ test), all of which have been well received by iVillage visitors. Building off the success of The Newborn Channel, the Company is targeting the launch of a new health and wellness channel during the fourth quarter 2002. In addition, iVillage is exploring additional licensing opportunities for its content during the year.

The Company reserves the right to update its financial outlook at any time for any reason.

                                 Conference Call

iVillage will hold a conference call to discuss its fourth quarter and year end 2001 financial results today at 11:00 AM (EST). The conference call will be broadcast live on the Internet and will be available on the Investor Relations section of iVillage's Web site, located at www.ivillage.com/investor, and on Street Events, located at www.streetevents.com. A replay of the conference call will be available on iVillage's Investor Relations Web site from 1:00 PM (EST) Tuesday, February 12, 2002 until 1:00 PM (EST) Tuesday, February 19, 2002.

About iVillage Inc.

iVillage Inc. is a leading women's media company and the number one source for women's information online. iVillage includes iVillage.com, Women.com, Business Women's Network, Lamaze Publishing, The Newborn Channel, iVillage Solutions and Astrology.com. iVillage.com is a leading online women's destination providing practical solutions and everyday support for women 18 and over. Lamaze Publishing produces advertising-supported educational materials for expectant and new parents. The Newborn Channel is a satellite television network in over 1,100 hospitals nationwide.

iVillage.com is organized into branded communities across multiple topics of high importance to women and offers interactive services, peer support, content and online access to experts and tailored shopping opportunities. Content areas include Astrology, Babies, Beauty, Diet & Fitness, Entertainment, Food, Health, Home & Garden, Lamaze, Money, Parenting, Pets, Pregnancy, Relationships, Shopping, and Work.

Established in 1995 and headquartered in New York City, iVillage Inc. (Nasdaq:
IVIL) is recognized as an industry leader in developing innovative sponsorship and commerce relationships that match the desire of marketers to reach women with the needs of iVillage.com members for relevant information and services.

Safe Harbor Statement under the Private Securities Litigation Reform Act of
1995:

iVillage Inc. has included in this press release certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning iVillage's business, operations and financial condition, particularly in the section entitled "Business Outlook". The words or phrases "can be", "expects", "may affect", "may depend", "believes", "estimate", "project" and similar words and phrases are intended to identify such forward-looking statements. Such forward-looking statements are subject to various known and unknown risks and uncertainties and iVillage cautions you that any forward-looking information provided by or on behalf of iVillage is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, some of which are beyond iVillage's control, in addition to those discussed in iVillage's other press releases, public filings and statements by iVillage's management, including (i) the volatile and competitive nature of the media industry, (ii) changes in domestic and foreign economic, political and market conditions, (iii) the effect of federal, state and foreign regulation on iVillage's business, (iv) the impact of recent and future acquisitions and joint ventures on iVillage's business and financial condition, (v) iVillage's ability to establish and maintain relationships with advertisers, sponsors, and other third party providers and partners, and (vi) the impact of pending litigation on iVillage's business and financial condition. All such forward-looking statements are current only as of the date on which such statements were made. iVillage does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

In connection with their proposed merger, iVillage and Promotions.com will file a Registration Statement with the Securities and Exchange Commission, and a preliminary prospectus will be included in that Registration Statement. Other materials relating to the offer and merger also will be filed with the Securities and Exchange Commission, including a Schedule TO, final prospectus and Promotions.com's related solicitation/recommendation statement. INVESTORS ARE URGED TO READ THE PRELIMINARY PROSPECTUS, REGISTRATION STATEMENT, SCHEDULE TO, SOLICITATION/RECOMMENDATION STATEMENT AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Materials filed with the SEC will be available electronically, without charge, at an Internet site maintained by the SEC. The address of that site is http://www.sec.gov. In addition, the offering and merger documents filed with the SEC by iVillage and Promotions.com will be mailed to Promotions.com stockholders and may be obtained without charge upon request to iVillage, attention Carl Fischer, Vice President, Corporate Communications, 212.600.6502.

                                      # # #

CONTACTS:
Media:                                            Analysts and Investors:
iVillage                                          The Abernathy MacGregor Group
Carl Fischer                                      Carina Thate
212.600.6502                                      212.371.5999
cfischer@mail.ivillage.com                        cct@abmac.com

--------
(1) Pro forma events for the periods presented relate to: acquisition-related charges; non-cash charges related to iVillage's agreements with Hearst; restructuring charges; impairment of goodwill; writedown of investments; and option/warrant issuance expenses. Fiscal year 2000 results reported are based on continuing operations. Results prior to the third quarter 2001 are presented on a pro forma basis as if the June 2001 acquisition of Women.com had occurred on January 1, 2000. You should review the attached GAAP and pro forma financial statements for a more complete understanding of the effect of these pro forma events on iVillage's financial results. iVillage's management believes that the pro forma financial results complement the GAAP financial results to provide a more comprehensive view of iVillage's business, operations and financial condition.

(2) Jupiter Media Metrix custom report, December 2001.

                         iVillage Inc. and Subsidiaries
            Pro Forma Condensed Consolidated Statements of Operations
                    (in thousands, except per share amounts)
                                   (Unaudited)


                                  Three months ended            Year ended
                                      December 31,             December 31,
                                   2001        2000         2001         2000
                               -------------------------------------------------
                                           (Pro Forma)  (Pro Forma)  (Pro Forma)

Revenues                       $  17,953    $  26,827    $  70,239    $ 119,999

Operating expenses:
Editorial, product
 development and
 technology                        7,040       18,903       44,554       75,048

Sales and
 marketing                         6,669       23,393       38,855       94,106

Sales and
 marketing -
 NBC/Hearst expenses                  --           --        1,642        4,830

General and
 administrative                    3,589        5,275       17,073       29,189

Depreciation and
 amortization                      6,998       15,698       31,351       82,809
                               -------------------------------------------------
Total operating
 expenses                         24,296       63,269      133,475      285,982

Pro forma
 loss from
 operations                       (6,343)     (36,442)     (63,236)    (165,983)

Interest income,
 net                                 244        1,712        2,800        8,811

Other income/
 (expense), net                       17           72         (938)         595

Gain on sale of
 assets                               --           --          385           --

Loss from
 unconsolidated
 joint venture                        --         (307)        (127)        (422)
                               =================================================
Pro forma net
 loss before
 minority
 interest                         (6,082)     (34,965)     (61,116)    (156,998)

Minority interest                    (50)          --            7           --
                               =================================================

Pro forma net
 loss from
 continuing
 operations                       (6,132)     (34,965)     (61,109)    (156,998)

Pro forma basic
 and diluted
 net loss per
 share from
 continuing
 operations                     $  (0.11)    $  (0.64)    $  (1.13)    $  (2.88)
                               =================================================
Pro forma weighted
 average shares of
 common stock
 outstanding used in
 computing basic and
 diluted net loss per
 share from continuing
 operations                       53,355       54,551       54,242       54,527
                               =================================================

Other supplemental
 information:
  Pro forma EBITDA/
   (EBITDA Loss)                $    655     $(20,744)    $(31,885)    $(83,174)
                               =================================================

Pro forma EBITDA/
 (EBITDA Loss),
 excluding NBC/Hearst
 expenses                       $    655     $(20,744)    $(30,243)    $(78,344)
                               =================================================


    The Pro Forma Condensed Consolidated Statements of Operations include Women.com actuals

     Pro Forma results include the effect of amortization expense from the $28.8 million of goodwill recognized relating to the Women.com acquisition, as if the acquisition was completed on January 1, 2000

     Pro Forma results exclude the effects of the following non-cash and one-time charges:

Expense recognized
 in connection with
 the issuance
 of warrants
 and stock
 options                         $    663     $    285     $  3,423     $  2,484

Restructuring
 charges                         $  2,013     $    418     $  6,296     $    418

Non-cash print
 advertising
 costs                           $    956     $     --     $  1,765     $     --

Writedown of
 investments                     $     --     $    517     $    104     $ 17,496

Acquisition-related
 costs                           $     --     $     --     $    650     $     --

Impairment of
 goodwill                        $     --     $ 36,933     $     --     $134,989
                        iVillage Inc. and Subsidiaries
               Condensed Consolidated Statements of Operations
                     (in thousands, except per share amounts)

                                                 Three months ended
                              --------------------------------------------------------
                              Dec. 31,                     Dec. 31,
                              2001                         2000
                              --------------------------------------------------------
                              iVillage Inc. iVillage Inc.    Women.com     Goodwill
                                   and          and        Networks, Inc. Amortization
                              Subsidiaries  Subsidiaries                    (1)
                              --------------------------------------------------------
Revenues                        $ 17,953     $ 18,665         $  8,162     $     --

Operating expenses:

Editorial, product
 development
 and technology                    7,040        8,745            9,973           --

Sales and
 marketing                         6,669       10,810           12,428           --

Sales and marketing
 - NBC/Hearst
 expenses                          1,596          640               --           --

General and
 administrative                    3,612        4,674              586           --

Restructuring
 charge                            2,013           --              418           --

Depreciation and
 amortization                      6,998        4,155            8,767        2,776

Impairment of
 goodwill                             --           --           36,933           --
                              --------------------------------------------------------
Total operating
 expenses                         27,928       29,024           69,105        2,776

Loss from
 operations                       (9,975)     (10,359)         (60,943)      (2,776)

Interest income,
 net                                 244        1,066              646           --

Other income,
 net                                  17           72               --           --

Writedown of
 investments                          --         (317)            (200)          --

Loss from
 unconsolidated
 joint venture                        --         (307)              --           --

Net loss before
 minority interest                (9,714)      (9,845)         (60,497)      (2,776)

Minority interest                    (50)          --               --           --

Net loss from
 continuing
 operations                       (9,764)      (9,845)     (60,497)      (2,776)

Discontinued
 operations                           --         (195)          --           --

Net loss
 attributable to
 common
 stockholders                   $ (9,764)    $(10,040)    $(60,497)    $ (2,776)
                                ================================================
Basic and diluted
 net loss
 per share
 from continuing
 operations                        (0.18)
                                ========

Basic and
 diluted net
 loss per
 share                          $  (0.18)
                                ========

Weighted average
 shares of
 common stock
 outstanding
 used in computing
 basic and diluted net
 loss per share                   53,355
                                ========

Other supplemental
 information:
  EBITDA loss                   $ (2,977)    $ (6,204)    $(15,243)         $--
                                ================================================

EBITDA loss,
 excluding NBC/Hearst
 expenses                       $ (1,381)    $ (5,564)    $(15,243)         $--
                                ================================================


                                                             Three months ended
                                                               December 31, 2000
                                                                     Total
                                                             ------------------

Revenues                                                              $  26,827

Operating expenses:
Editorial, product
 development and technology                                              18,718
Sales and marketing                                                      23,238
Sales and marketing -
 NBC/Hearst expenses                                                        640
General and administrative                                                5,260
Restructuring charge                                                        418
Depreciation and amortization                                            15,698
Impairment of goodwill                                                   36,933
                                                                      ---------
Total operating expenses                                                100,905

Loss from operations                                                    (74,078)

Interest income, net                                                      1,712
Other income, net                                                            72
Writedown of investments                                                   (517)
Loss from unconsolidated joint venture                                     (307)
                                                                      ---------
Net loss before minority interest                                       (73,118)

Minority interest                                                            --

Net loss from continuing operations                                     (73,118)

Discontinued operations                                                    (195)

Net loss attributable to common
 stockholders                                                         $ (73,313)
                                                                      =========
Basic and diluted net loss per share
 from continuing operations                                           $   (1.34)
                                                                      =========
Basic and diluted net
 loss per share                                                       $   (1.34)
                                                                      =========
Weighted average shares
 of common stock
 outstanding
 used in computing
 basic and diluted
 net loss per share                                                      54,551
                                                                      =========
Other supplemental information:
EBITDA loss                                                           $ (21,447)
                                                                      =========
EBITDA loss, excluding
 NBC/Hearst expenses                                                  $ (20,807)
                                                                      =========

(1) Includes the effect of amortization expense from the $28.8 million of goodwill recognized relating to the Women.com Networks, Inc. acquisition, as if the acquisition was completed on January 1, 2000
                         iVillage Inc. and Subsidiaries
                 Condensed Consolidated Statements of Operations
                    (in thousands, except per share amounts)

                                          Year ended December 31, 2001
                               ---------------------------------------------------
                               iVillage Inc.   Women.com      Goodwill
                                    and      Networks, Inc. Amortization   Total
                                Subsidiaries      (1)           (2)
                               ---------------------------------------------------
Revenues                          $  60,041    $  10,198    $      --    $  70,239

Operating expenses:
 Editorial, product
  development
  and technology                     32,232       12,699           --       44,931
Sales and marketing                  29,092       10,593           --       39,685
Sales and marketing
 - NBC/Hearst expenses                5,967           --           --        5,967
General and
 administrative                      13,793        3,585           --       17,378
Restructuring charge                  6,296           --           --        6,296
Depreciation and
 amortization                        23,529        2,732        5,090       31,351
                               ---------------------------------------------------
Total operating
 expenses                           110,909       29,609        5,090      145,608
                               ---------------------------------------------------

Loss from operations                (50,868)     (19,411)      (5,090)     (75,369)

Interest income, net                  2,285          515           --        2,800
Other expense, net                      (43)        (895)          --         (938)
Writedown of
 investments                           (104)          --           --         (104)
Gain on sale of assets                  385           --           --          385
Loss from unconsolidated
 joint venture                         (127)          --           --         (127)
                               ---------------------------------------------------

Net loss before
 minority interest                  (48,472)     (19,791)      (5,090)     (73,353)

Minority interest                         7           --           --            7

Net loss attributable
 to common
 stockholders                     $ (48,465)   $ (19,791)   $  (5,090)   $ (73,346)
                               ===================================================

Basic and diluted net
 loss per share                                                          $   (1.35)
                                                                         =========
Weighted average
 shares of common
 stock outstanding
 used in computing basic
 and diluted net loss per share                                             54,242
                                                                         =========
Other supplemental
 information:
  EBITDA loss                     $ (27,339)   $ (16,679)   $      --    $ (44,018)

  EBITDA loss, excluding
   NBC/Hearst
   expenses                       $ (21,372)   $ (16,679)   $      --    $ (38,051)
                               ===================================================


(1) Includes the operating results of Women.com Networks, Inc. through June 18, 200, the date of acquisition. and the effect of amortization

(2) Includes the effect of amortization expense from the $28.8 million of goodwill recognized relating to the Women.com Networks, Inc. acquisition, as if the acquisition was completed on January 1, 2000.

                         iVillage Inc. and Subsidiaries
                 Condensed Consolidated Statements of Operations
                    (in thousands, except per share amounts)

                                              Year ended December 31, 2000
                                  -----------------------------------------------------
                                    iVillage Inc.    Women.com     Goodwill
                                  and Subsidiaries Networks, Inc. Amortization  Total
                                                                     (1)
                                  -----------------------------------------------------
Revenues                               $  76,352    $  43,647    $      --    $ 119,999

Operating expenses:
 Editorial, product
  development
  and technology                          35,327       39,566           --       74,893
Sales and marketing                       46,711       47,056           --       93,767
Sales and marketing
 - NBC expenses                            7,387           --           --        7,387
General and
 administrative                           22,634        6,976           --       29,610
Restructuring charge                          --          418           --          418
Depreciation and
 amortization                             37,681       34,024       11,104       82,809
Impairment of
 goodwill                                 98,056       36,933           --      134,989
                                  -----------------------------------------------------
Total operating
 expenses                                247,796      164,973       11,104      423,873

Loss from operations                    (171,444)    (121,326)     (11,104)    (303,874)

Interest income, net                       5,261        3,551           --        8,812
Other income, net                            595           --           --          595
Writedown of
 investments                             (13,496)      (4,000)          --      (17,496)
Loss from
 unconsolidated
 joint venture                              (422)          --           --         (422)

Net loss from
 continuing
 operations                             (179,506)    (121,775)     (11,104)    (312,385)

Discontinued operations                  (11,922)        (717)          --      (12,639)

Net loss attributable
 to common
 stockholders                          $(191,428)   $(122,492)   $ (11,104)   $(325,024)

Basic and diluted
 net loss per share
 from continuing
 operations                                                                   $   (5.73)
                                                                              =========
Basic and diluted net loss per share                                          $   (5.96)
                                                                              =========

Weighted average shares
 of common stock outstanding
 used in computing basic
 and diluted net loss per share                                                  54,527
                                                                              =========

Other supplemental information:
EBITDA loss                            $ (35,707)   $ (50,369)   $      --    $ (86,076)

EBITDA loss,
 excluding NBC/Hearst
 expenses                              $ (28,320)   $ (50,369)   $      --    $ (78,689)


(1) Includes the effect of amortization expense from the $28.8 million of goodwill recognized relating to the Women.com Networks, Inc. acquisition, as if the acquisition was completed on January 1, 2000
              iVillage Inc. and Subsidiaries
           Condensed Consolidated Balance Sheets
                      (in thousands)

                                                       December 31,  December 31,
                                                          2001           2000
                                                       --------------------------
  ASSETS:

Current assets:
Cash and cash equivalents                                $ 29,831       $ 48,963
Accounts receivable, net                                    6,722          7,864
Other current assets                                       13,668          9,700
                                                         --------       --------
Total current assets                                       50,221         66,527

Restricted cash                                             8,474          9,250
Fixed assets, net                                          21,465         20,057
Goodwill and intangible assets, net                        51,903         36,432
Other assets                                                  324            137
Non-current assets of discontinued
 operations                                                    --             56
                                                         --------       --------
Total assets                                             $132,387       $132,459
                                                         ========       ========

  LIABILITIES and STOCKHOLDERS' EQUITY:

Current liabilities:
Accounts payable and accrued
 expenses                                                $ 16,070       $ 18,695
Deferred revenue                                            2,734          6,337
Deferred rent                                                 348            361
Net current liabilities of
 discontinued operations                                      103            882
                                                         --------       --------
Total current liabilities                                  19,255         26,275

Deferred rent, net of current
 portion                                                    4,273          4,818
                                                         --------       --------
Total liabilities                                          23,528         31,093

Minority interest                                             102             --

Commitments and contingencies

Stockholders' equity                                      108,757        101,366
                                                         --------       --------


Total liabilities and
 stockholders' equity                                    $132,387       $132,459
                                                         ========       ========

iVillage Inc. and Women.com

Pro Forma Income Statement ($ in Million except for per share amounts)
(Unaudited)

                                              Mar-00           Jun-00            Sep-00            Dec-00            FY 00
                                          ------------------------------------------------------------------------------------
Revenue                                   $     32.469      $     31.667      $     29.036      $     26.827      $    119.99
Growth q-q                                                            -2%               -8%               -8%
Growth Y/y

Editorial, product development
 & technology                                   17.393            18.624            20.158            18.718            74.893
 % of Revenues                                  54%               59%               69%               70%               62%

Sales and marketing                             27.239            24.510            25.527            23.878           101.154
 % of Revenues                                  84%               77%               88%               89%               84%

General and administrative                       8.312             7.776             8.262             5.260            29.610
 % of Revenues                                  26%               25%               28%               20%               25%

Restructuring Charges                           --                --                --                 0.418             0.418
 % of Revenues                                   0%                0%                0%                0%                0%

Depreciation and amortization                   22.179            22.335            22.597            15.698            82.809
 % of Revenues                                  68%               71%               78%               59%               69%

Impairment of goodwill                          --                --                98.056            36.933           134.989
 % of Revenues                                   0%                0%              338%              138%              112%
                                          ------------------------------------------------------------------------------------
Total operating expenses                        75.123            73.245           174.600           100.905           423.873
 % of Revenues                                 231%              231%              601%              376%              353%

Pro forma loss from
 operations                                    (42.654)          (41.578)         (145.564)          (74.078)         (303.874)

Interest income, net                             2.679             2.291             2.130             1.712             8.812

Other income/(expense), net                      0.161            (0.038)            0.400             0.072             0.595

Writedown of investments                                          (8.079)           (8.900)           (0.517)          (17.496)

Gain on sale of assets                          --                --                --                --                --

Loss from unconsolidated
 joint venture                                  --                --                (0.115)           (0.307)           (0.422)

Minority interest                               --                --                --                --                --
                                          ------------------------------------------------------------------------------------
Pro forma net loss from
 continuing operations                         (39.814)          (47.404)         (152.049)          (73.118)         (312.385)

Discontinued operations                         (3.602)           (9.251)            0.409            (0.195)          (12.639)
                                          ------------------------------------------------------------------------------------
Pro forma net loss                        $    (43.416)     $    (56.655)     $   (151.640)     $    (73.313)     $   (325.024)

Pro forma net loss per
 share from continuing
 operations                               $     (0.73)      $     (0.87)      $     (2.79)      $     (1.34)      $     (5.72)

Pro forma net loss per
 share                                    $     (0.80)      $     (1.04)      $     (2.78)      $     (1.34)      $     (5.95)

 Shares out                                     54.5              54.5              54.5              54.6              54.6

Additional Financial
 Information
  Revenue from barter                            0.808             0.903             0.965             0.900             3.576
   % of Revenues                                 2%                3%                3%                3%                3%

Sales and marketing related
 to NBC/Hearst                                   3.292             2.815             0.640             0.640             7.387

Pro forma EBITDA                               (20.475)          (19.243)          (24.911)          (21.447)          (86.076)

Pro forma EBITDA -
 excluding NBC/Hearst                          (17.183)          (16.428)          (24.271)          (20.807)          (78.689)

Balance Sheet and Other Highlights
 Cash & Restricted Cash
  (in millions)                                161.20            131.70            109.34             88.35             88.35

 Average monthly pageview
  (in 000)(a)                                  149               166               204               214

 Member & Member equivalents
  (mill)(a)                                      4.942             5.287             5.738             5.998

                                            Mar-01            Jun-01            Sep-01            Dec-01            FY 01
                                         ------------------------------------------------------------------------------------
Revenue                                  $     18.994      $     15.226      $     18.066      $     17.953      $     70.239
Growth q-q                                        -29%              -20%               19%           -0.63%
Growth Y/y                                        -42%              -52%              -38%             -33%              -41%

Editorial, product
 development &
 technology                                    16.956            12.764             8.171             7.040            44.931
 % of Revenues                                 89%               84%               45%               39%               64%

Sales and marketing                            16.068            13.311             8.008             8.265            45.652
 % of Revenues                                 85%               87%               44%               46%               65%

General and administrative                      3.624             6.500             3.642             3.612            17.378
 % of Revenues                                 19%               43%               20%               20%               25%

Restructuring Charges                           0.643             3.640            --                 2.013             6.296
 % of Revenues                                  3%               24%                0%               11%                0%

Depreciation and
 amortization                                   8.409             8.852             7.092             6.998            31.351
 % of Revenues                                 44%               58%               39%               39%               45%

Impairment of goodwill                         --                --                --                --                --
 % of Revenues                                  0%                0%                0%                0%                0%
                                         ------------------------------------------------------------------------------------

Total operating expenses                       45.700            45.067            26.913            27.928           145.608
 % of Revenues                                241%              296%              149%              156%              207%

Pro forma loss from
 operations                                   (26.706)          (29.841)           (8.847)           (9.975)          (75.369)

Interest income, net                            1.226             0.710             0.620             0.244             2.800

Other income/(expense), net                     0.087            (0.895)           (0.147)            0.017            (0.938)

Writedown of investments                       (0.104)           --                --                --                (0.104)

Gain on sale of assets                         --                --                 0.385            --                 0.385

Loss from unconsolidated joint
 venture                                       (0.127)           --                --                --                (0.127)

Minority interest                              (0.021)            0.130            (0.052)           (0.050)            0.007

Pro forma net loss
 from continuing
 operations                                   (25.645)          (29.896)           (8.041)           (9.764)          (73.346)

Discontinued operations                        --                --                --                --                --

Pro forma net loss                       $    (25.645)     $    (29.896)     $     (8.041)     $     (9.764)     $    (73.346)

Pro forma net loss per share
 from continuing
 operations                              $     (0.47)      $     (0.55)      $     (0.15)      $     (0.18)      $     (1.35)

Pro forma net loss per
 share                                   $     (0.47)      $     (0.55)      $     (0.15)      $     (0.18)      $     (1.35)

 Shares out                                    54.5              54.5              54.5              53.4              54.2

Additional Financial Information

Revenue from barter                             0.535             0.799             0.435             1.045             2.814
 % of Revenues                                  3%                5%                2%                6%                4%

Sales and marketing related to
 NBC/Hearst                                     0.640             2.140             1.591             1.596             5.967

Pro forma EBITDA                              (18.297)          (20.989)           (1.755)           (2.977)          (44.018)

Pro forma EBITDA -
 excluding NBC/Hearst                         (17.657)          (18.849)           (0.164)           (1.381)          (38.051)

Balance Sheet and Other Highlights
 Cash & Restricted Cash
  (in millions)                                 66.42             62.88             43.67             38.31             38.31

Average monthly pageview
 (in 000)(a)                                      241               252               343               343

Member & Member equivalents
 (mill)(a)                                      6.638             7.024             9.207             9.794

(a) Unaudited data


Contact:
     iVillage, New York
     Media: Carl Fischer
     212.600.6502
     cfischer@mail.ivillage.com

                 or

     The Abernathy MacGregor Group, New York
     Analysts and Investors: Carina Thate
     212.371.5999
     cct@abmac.com